March 30, 2017

VIA E-Mail and EDGAR
Ms. Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Senomyx, Inc.
PRRN14A filed March 27, 2017
Press Release dated March 6, 2017 (not filed)
File No. 0-50791

Dear Ms. Chalk:

In reply to your letter of March 30, 2017 with comments on the filing and press release listed above, please see the following responses.

Press Release dated March 6, 2017

1.
We are unable to locate a filing for this press release.  In addition, it does not contain the legend and participant information required under Rule 14a-12(a)(1), nor was the participant information included with a prior or contemporaneous other filing.  Therefore, tell us what exemption from the proxy rules you relied on to engage in soliciting activities without filing a proxy statement or a written communication, in compliance with Rule 14a-12.

Response

We previously discussed the March 6, 2017 press release with Mr. Perry Hindin, Special Counsel, Office of Mergers and Acquisition, Division of Corporation Finance subsequent to the erroneous issuance of the press release.  We took immediate steps to mitigate by filing the DFAN14A (which indicated it replaced the prior press release) and which contained the necessary legal and participant information required under Rule 14a-12(a)(1).

Karen Mintz, Esq.
Frederic Dorwart, Lawyers
March 30, 2017

PRRN14A filed March 27, 2017 - General

2.
If all or a majority of your nominees are elected to the board of Senomyx, a change in control of the company will occur.  Note that this could trigger change in control payments under the Company’s agreements with corporate insiders, as well as under existing contracts or material agreements, such as with lenders.  Discuss the consequences for Senomyx.

Response

We have added language to the PRRN14A being filed simultaneously with this correspondence to the effect that the change of control provisions under the Company’s agreements with certain executives (as described in more detail in the Company’s proxy statement) could come into effect in the event our slate were elected and, following election and evaluation, it were determined that any executive(s) should be terminated.  Change in control provisions of other Company agreements are not currently within our knowledge.

Revocation of Proxies, page 17

3.	Revise to clarify that any later-dated proxy (not just a subsequently-dated gold proxy card) will revoke all prior proxies.

Response

We have added language to the PRRN14A being filed simultaneously with this correspondence to this effect.

Proposal No. 1: Election of Directors – David W. Pointer, page 10

4.	Provide the information required by Item 401(e)(1) of Regulation S-K for the full five years mandated by this Item.

Response

We have added language to the PRRN14A being filed simultaneously with this correspondence to clarify that Mr. Pointer has been at his current employment for more than five years.

Sincerely,

Karen Mintz